UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2021

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): [  ]

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three months ended March 31, 2021, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On May 13, 2021, the Company issued a press release announcing the filing of its financial results for the three months ended March 31, 2021 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K and the text under the heading “Financial Summary - First Quarter 2021 vs. First Quarter 2020” in Exhibit 99.1 is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	March 31,	December 31,
	2021	2020
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	$13,385	$6,947
Restricted Cash	113	113
Short-term deposits	1,806	3,807
Marketable debt securities	43,614	40,132
Other receivable	784	812
Total current assets	59,702	51,811

Right of use assets	509	394
Property and equipment, net	166	176
Total non-current assets	675	570

Total assets	$60,377	$52,381

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$5,803	$7,046
Other payables	1,334	966
Total current liabilities	7,137	8,012

Non-current liabilities
Lease obligation	$283	$216
Total non-current liabilities	283	216

Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 25,083,914 shares as of March 31, 2021; 21,325,975 shares as of December 31, 2020	70	58
Additional paid-in capital	197,357	179,530
Accumulated other comprehensive gain	142	272
Accumulated deficit	(144,612)	(135,707)
Total stockholders’ equity	52,957	44,153

Total liabilities and stockholders’ equity	$60,377	$52,381

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended
	March 31,
	2021	2020
Research and development expenses	$7,380	$5,550

General and administrative expenses	1,752	912

Total operating expenses	9,132	6,462

Financial income, net	(227)	(399)

Net loss	$8,905	$6,063

Basic and diluted net loss per share	$0.38	$0.29
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	23,374,061	21,150,841

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2021	2020
Net loss	$8,905	$6,063
Other comprehensive loss:
Net unrealized loss on available for sale securities	130	262
Comprehensive loss	$9,035	$6,325

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2019	21,139,385	$58	$176,696	$35	$(106,936)	$69,853
Stock-based compensation	-	-	515	-	-	515
Exercise of options and restricted stock units	13,781	-	61	-	-	61
Unrealized loss from marketable debt
securities	-	-	-	(262)	-	(262)
Net loss	-	-	-	-	(6,063)	(6,063)
Balance - March 31, 2020	21,153,166	$58	$177,272	$(227)	$(112,999)	$64,104

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2020	21,325,975	$58	$179,530	$272	$(135,707)	$44,153
Stock based compensation	-	-	471	-	-	471

Share issuance	3,739,203	12	17,356			17,368
Exercise of options (**)	18,736	(*)	-	-	-	(*)
Unrealized loss from marketable debt
securities	-	-	-	(130)	-	(130)
Net loss	-	-	-	-	(8,905)	(8,905)
Balance - March 31, 2021	25,083,914	$70	$197,357	$142	$(144,612)	$52,957

(*) Represents amount less than $1.

(**) See notes 3.3 and 3.4.

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2021	2020
Cash flow from operating activities

Net loss	$(8,905)	$(6,063)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	11	10
Stock-based compensation expense	471	515
Amortization (Discount) of premium on marketable debt securities	21	(9)
Interest income from short-term deposits	(4)	(168)
Loss (Gain) from realization of marketable debt securities	15	(11)
Changes in operating assets and liabilities:
Decrease in other accounts receivable	28	37
Decrease in trade payables	(1,243)	(669)
Increase (decrease) in other accounts payable	320	(230)
Net cash used in operating activities	(9,286)	(6,588)

Cash flow from investing activities
Purchase of property and equipment	(1)	-
Investment in available for sale securities	(10,007)	(7,400)
Sale (investment) in short term deposits, net	2,005	(4,000)
Consideration from sale of available for sale securities	6,359	15,313
Net cash provided by (used in) investing activities	(1,644)	3,913

Cash flow from financing activities
Proceeds from exercise of options (*)	(*)	61
Issuance of Ordinary shares, net of issuance cost (**)	17,368	-
Net cash provided in financing activities	17,368	61

Increase (decrease) in cash and cash equivalents and restricted cash	6,438	(2,614)
Cash and cash equivalents and restricted cash at the beginning of the period	7,060	16,043
Cash and cash equivalents and restricted cash at the end of the period	$13,498	$13,429
Supplemental disclosure of cash flow information:
Cash received from interest	$179	$168
Non-cash transactions:
Recognition of right-of-use asset and lease liability from adoption of ASU 2016-02	$497	$-

(*) Represents amount less than $1.

(**) See notes 3.3 and 3.4.

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases. The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. The Company also holds two additional wholly-owned subsidiaries incorporated in Israel: 1) Galmed Research and Development Ltd, which holds all of the Group’s intellectual property, and is the operational arm of Galmed; and (2) Galtopa Therapeutics Ltd., an inactive company.

These unaudited interim consolidated financial statements have been prepared as of March 31, 2021 and for the three months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2020 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 18, 2021 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

Note 3 - Stockholders’ Equity

1.	During the three months ended March 31, 2021, certain office holders exercised options into 18,736 ordinary shares of the Company, NIS 0.01 par value per share, for a total amount of less than $1 thousand.

2.	In March 2021, the Company granted options to purchase 45,000 ordinary shares of the Company to an employee and a consultant. The options are exercisable at $4.16 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.1 million.

3.	On May 15, 2020, the Company amended and restated the Sales Agreement dated December 22, 2017 between the Company and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for the Company’s “at the market offering” program (the “A&R Sales Agreement”). During February 2021, the Company sold an additional 1,541,400 ordinary shares under the ATM program for total net proceeds of approximately $8.1 million. On March 25, 2021, the Company agreed with the sales agents to terminate, with immediate effect, the A&R Sales Agreement.

4.	During February 2021, the Company entered into an underwriting agreement with Cantor Fitzgerald & Co. as underwriter, in connection with an underwritten public offering of 2,197,803 ordinary shares (the “Firm Shares”) of the Company. Pursuant to the underwriting agreement the underwriter purchased the Firm Shares from the Company at a price of $4.3258 per share. The net proceeds to the Company, were approximately $9.3 million.

5.	On March 26, 2021, the Company entered into a new Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which the Company may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol, or for any other pre-clinical or clinical trials;

●	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

●	the impact of the COVID-19 pandemic on our operations;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and

●	our expectations regarding licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 18, 2021, in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for variable populations.

We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At March 31, 2021, we had current assets of $59.7 million, which includes cash and cash equivalents of $13.4 million, short-term deposits of $1.8 million, marketable debt securities of $43.6 million, other receivables of $0.8 million and restricted cash of $0.1 million. This compares with current assets of $51.8 million at December 31, 2020, which includes cash and cash equivalents of $6.9 million, short-term deposits of $3.8 million, marketable debt securities of $40.1 million, other receivables if $0.8 million and restricted cash of $0.1 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies and unpredictability of the coronavirus outbreak, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

While we are currently focused on advancing Aramchol’s and Amilo-5Mer’s development, our future research and development expenses will depend largely on the duration of the ARMOR study, the number of enrolled patients, the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels and continue to advance of our clinical product development and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation. At this time, we do not anticipate that the effects of the COVID-19 pandemic will materially affect our general and administrative expense.

Financial Income, Net

Our financial income consists mainly of interest income from marketable debt securities and short-term deposits, as well as gains from realization of marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

	Three months ended March 31,
	2021	2020
	(unaudited)
	(In thousands, except per share data)
Research and development expenses	7,380	5,550
General and administrative expenses	1,752	912
Total operating expenses	9,132	6,462
Financial income, net	(227)	(399)
Net loss	8,905	6,063
Other comprehensive loss (income):	130	262
Comprehensive loss	9,035	6,325
Basic and diluted net loss per share	$0.38	$0.29

Research and Development Expenses

Our research and development expenses amounted to approximately $7.4 million during the three months ended March 31, 2021, representing an increase of approximately $1.8 million, or 32%, compared to approximately $5.6 million for the comparable period in 2020.

The increase during the three months ended March 31, 2021 primarily resulted from an increase in drug development expenses in connection with the manufacturing of Aramchol API to support the ARMOR Study and the development of Aramchol meglumine.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $1.7 million during the three months ended March 31, 2021, representing an increase of approximately $0.8 million, or 92%, compared to approximately $0.9 million for the comparable period in 2020. The increase in general and administrative expenses for the three months ended March 31, 2021 resulted primarily from an increase in salaries and benefits as well as an increase in the cost of our D&O insurance policy premium.

Operating Loss

As a result of the foregoing, for the three months ended March 31, 2021, our operating loss was approximately $9.1 million, representing an increase of $2.6 million, or 40%, as compared to approximately $6.5 million for the comparable period in 2020.

Financial Income, Net

Our financial income amounted to approximately $0.2 million during the three months ended March 31, 2021, representing a decrease of approximately $0.2 million, or 50%, compared to $0.4 million for the comparable period in 2020.

The decrease in financial income for the three months ended March 31, 2021 primarily relates to a decrease in the interest income from short-term deposits and marketable debt securities.

Net Loss

As a result of the foregoing, for the three months ended March 31, 2021, our net loss was approximately $8.9 million, representing an increase of $2.8 million, or 46%, as compared to approximately $6.1 million for the comparable period in 2020.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of March 31, 2021, we had an accumulated deficit of approximately $144.6 million and positive working capital (current assets less current liabilities) of approximately $52.6 million. We expect that operating losses will continue for the foreseeable future.

As of March 31, 2021, we had cash and cash equivalents of approximately $13.4 million, restricted cash of approximately $0.1 million, short-term deposits of approximately $1.8 million, and marketable debt securities of approximately $43.6 million invested in accordance with our investment policy, totaling approximately $58.9 million, as compared to approximately $6.9 million, $0.1 million, $3.8 million and $40.1 million as of December 31, 2020, respectively, totaling approximately $50.9 million. The increase is mainly attributable to the $17.4 million raised from our ATM offering program and underwritten public offering, partially offset from the $9.3 million negative cash flow from operating expenses during the three months ended March 31, 2021.

We had negative cash flow from operating activities of approximately $9.3 million for the three months ended March 31, 2021, as compared to negative cash flow from operating activities of approximately $6.6 million for the three months ended March 31, 2020. The negative cash flow from operating activities for the three months ended March 31, 2021 is mainly attributable to our net loss of approximately $8.9 million.

We had negative cash flow from investing activities of approximately $1.6 million for the three months ended March 31, 2021, as compared to a positive cash flow from investing activities of approximately $3.9 million for the three months ended March 31, 2020. The negative cash flow from investing activities for the three months ended March 31, 2021 was primarily due to the net investment in available for sale securities which was partially offset by the maturity of short-term deposits.

We had positive cash flow from financing activities of approximately $17.4 million for the three months ended March 31, 2021, as compared to a positive cash flow from financing activities of approximately $0.1 million for the three months ended March 31, 2020. The positive cash flow from financing activities for the three months ended March 31, 2021 was due to proceeds from our ATM offering program and underwritten public offering.

On May 15, 2020, we amended and restated the Sales Agreement dated December 22, 2017 between us and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for our “at the market offering” program, or the A&R Sales Agreement. During February 2021, we sold an additional 1,541,400 ordinary shares under the ATM offering program for total net proceeds of approximately $8.1 million. On March 25, 2021, we agreed with the sales agents to terminate, with immediate effect, the A&R Sales Agreement. On March 26, 2021, we entered into a new Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which we may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. Specifically, the COVID-19 pandemic has significantly disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the impact of the COVID-19 pandemic on our operations;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol, Amilo-5MER or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate; and

●	market conditions.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 13, 2021	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer